CHANGE IN ACCOUNTANTS

Securities and Exchange Commission

I audited the financial statements of Professional Mining Consultants, Inc. as of September 30, 1999 and December 31, 1998. I have reviewed the Company's comments concerning their decision to change to a different firm for preparation of the December 31, 1999 financial statements. I agree with the statements made by the Company.



/s/ Barry l. Friedman
Barry L. Friedman, P.C.
Las Vegas, Nevada
February 25, 2000